SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 5 )


                                 Firetector Inc.
                -------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                -------------------------------------------------
                         (Title of Class of Securities)

                                   318319 60 5
                             (Formerly 318319 40 7)
                -------------------------------------------------
                                 (CUSIP NUMBER)

                            Dennis P. McConnell, Esq.
                        c/o Dolgenos Newman & Cronin LLP
                                96 Spring Street
                            New York, New York 10012
                                 (212) 925-2800
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 17, 1998
                -------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP No.  318319 60 5                     Page  2  of 7  Pages
------------------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            MIRTRONICS INC.
        ----------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
        ----------------------------------------------------------------------
        3   SEC USE ONLY

        ----------------------------------------------------------------------
        4   SOURCE OF FUNDS*

                 NA
        ----------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e) [ ]

        ----------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Ontario, Canada
        ----------------------------------------------------------------------
        NUMBER OF     7   SOLE VOTING POWER

         SHARES           1,096,545 shares
                     ---------------------------------------------------------
      BENEFICIALLY    8   SHARED VOTING POWER

         OWNED BY               0
                     ---------------------------------------------------------
           EACH       9   SOLE DISPOSITIVE POWER

        REPORTING          1,096,545 shares

                     ---------------------------------------------------------
       PERSON WITH   10   SHARED DISPOSITIVE POWER

                                0
        ----------------------------------------------------------------------
        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,096,545 shares
        ----------------------------------------------------------------------
        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]
        -----------------------------------------------------------------
        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    55%
        -----------------------------------------------------------------
        14   TYPE OF REPORTING PERSON*

                 CO
        -----------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER
          -------------------

         The class of equity securities to which this statement relates are the shares of common stock, par value $.001 per share (the "Common Stock"), of Firetector Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 62 Duffy Avenue, Hicksville, New York 11801.

         On  September  24,  1998,   the  Company   effected  a  one  for  three
(1:3)reverse split of the Common Stock which is reflected in the numbers reported herein.


ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

This statement is filed on behalf of Mirtronics Inc. ("Mirtronics")an Ontario corporation which has its principal business address at:

              106 Avenue Road
              Toronto, Ontario
              Canada M5R 2H3

         Mirtronics is a holding company with interests in a variety of operating companies.

         Set  forth  on  Schedule  A is the  information  required  by Item 2 of
Schedule 13D concerning each executive officer, director and control person of each of the Reporting Persons.

         Neither the Reporting Person nor any of the persons listed on Schedule A has, during the last five years, been convicted in any criminal proceeding and has not and is not subject to any judgment, decree or final order as a result of any civil proceeding, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Sutton Management Ltd., Mark I. Litwin and Risa Litwin, previously reported as control persons of Mirtronics, are no longer control persons as a result of Sutton's reduced holdings of Mirtronics common stock.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

         On February 17, 1998, Mirtronics entered into a Securities Exchange Agreement with Firetector whereby Mirtronics exchanged its right to acquire 1,840,000 shares of Common Stock at an exercise price of $.30 per share for 1,190,000 fully paid shares of Common Stock. Mirtronics also agreed to exchange 675,000 shares of Firetector's Class A, Series 1 Preference Shares (the "Preference Shares") and $170,000 of indebtedness owed by Firetector to Mirtronics, for two new promissory notes; the first with a face value of $620,000 ("Note A") and the second with a face value of $225,000. Each note is payable on demand and bears interest at a rate of 10% per annum. Note A may be converted into up to 1,240,000 shares of Common Stock, pursuant to the terms of the Amended Debt/Equity Agreement of the same date. The Preference Shares were convertible into 1,350,000 shares of Common Stock, pursuant to the terms and conditions of a Debt/Equity Agreement by and between the parties.

ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

         The reported transaction simplifies the Company's capital structure and reduces the average weighted number of common shares and dilutive common shares by an aggregate of 1,100,000 shares - approximately 15%, thereby eliminating a significant overhang on the market for the common stock which diluted and confused earnings presentations.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

         (a) Amount Beneficially Owned:

            (i) Mirtronics is the beneficial owner of 1,096,545 shares of Common Stock, which represents 55% of the Common Stock that would be issued and outstanding.

         (b) Number of shares as to which such person has:

            (i)     Sole power to vote or direct the vote :            1,096,545

            (ii)    Shared power to vote or to direct the
                            vote:  0

            (iii)   Sole power to dispose or to direct disposition     1,096,545

            (iv)    Shared power to dispose or to direct
                             disposition:  0

         (c) Other than the transactions detailed in ITEM 4. above, Reporting Person has not effected any transactions in the Common Stock in the past 60 days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          ----------------------------------------

                  See ITEM 4. above.




ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

         1. Securities Exchange Agreement, dated as of February 17, 1998, by and between Firetector Inc. and Mirtronics Inc.

         2. Amended Debt/Equity Agreement, dated as of February 17, 1998, by and between Firetector Inc. and Mirtronics Inc.

                                  SIGNATURES
                                  ----------

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.


Dated: October 16, 1998
                                                MIRTRONICS INC.

                                            By: /S/DANIEL S. TAMKIN
                                                -------------------------------
                                                Daniel S. Tamkin, Vice President

                                   SCHEDULE A



I.     Mirtronics

         A. Directors

         1. Mark I. Litwin
            Business Address:                 106 Avenue Road
                                              Toronto, Ont., Canada M5R 2H3
            Principal Business Occupation:    President, Mirtronics Inc.
            Citizenship:                      Canadian

         2. Henry Schnurbach
            Business Address:                195 Rexdale Blvd
                                             Rexdale, Ont., Canada M5R 2H3
            Principal Business Occupation:   President, Polyair Inter Pack Inc.
            Citizenship:                     Canadian

         3. Alan Kornblum
            Business Address:                600 Clayson Road
                                             North York, Ont., Canada M9M 2H2
            Principal Business Occupation:   President, Distinctive Designs
                                             Furniture Inc.
            Citizenship:                     Canadian

         4. Fred A. Litwin
            Business Address:                106 Avenue Road
                                             Toronto, Ont.,Canada M5R 2H3
            Principal Business Occupation:   Executive
            Citizenship:                     Canadian

         5. Tony Falbo
            Business Address:                8111 Jane Street
                                             Vaughan, Ont., Canada L4K 4L7
            Principal Business Occupation:   President, Guardia Industries, Inc.
            Citizenship:                     Canadian

         6. Irwin Singer
            Business Address:                24 Hazelton Avenue
                                             Toronto, Ont., Canada M5R 2E2
            Principal Business Occupation:   Barrister & Solicitor
            Citizenship:                     Canadian

         7. Morton Litwin
            Business Address:                1150 Sheppard Ave. West
                                             Downsview, Ont., Canada M3K 2B5
            Principal Business Occupation:   Sales agent, The Cambridge
                                               Towel Corporation
            Citizenship:                     Canadian

         B. Executive Officers

         1. Mark I. Litwin - President          See I(A)1

         2. Daniel S. Tamkin - Vice President
            Business Address:                   106 Avenue Road
                                                Toronto, Ont., Canada M5R 2H3
            Principal Business Occupation:      Executive Vice President, Forum
                                                Financial Corp.
            Citizenship:                        American

         3. Stan Abramowitz - Secretary
            Business Address:                   106 Avenue Road
                                                Toronto, Ont., Canada M5R 2H3
            Principal Business Occupation:      Chief Financial Officer, Forum
                                                Financial Corp.
            Citizenship:                        Canadian


         C. Control Person - none